Exhibit 2.1

TRANSITION SERVICES AGREEMENT
THIS TRANSITION SERVICES AGREEMENT (this “Agreement”) is made as of July 1, 2016, between American Capital, Ltd., a Delaware corporation (“Parent”), American Capital Asset Management, LLC, a Delaware limited liability company (“Seller”), American Capital Mortgage Management, LLC, a Delaware limited liability company (“Company”), and American Capital Agency Corp., a Delaware corporation (“Buyer”). Capitalized terms used but not defined herein (including Section 15) will have the meanings given to them in the Purchase and Sale Agreement, dated as of May 23, 2016, by and among Seller, the Company, Parent and Buyer (the “PSA”).
WHEREAS, pursuant to the PSA, Seller will sell to Buyer the Interests, and Buyer, the Company, Parent and Seller desire to undertake the other Transactions upon the terms and subject to the conditions set forth in the PSA, pursuant to the terms and conditions set forth in the PSA; and
WHEREAS, the Company uses certain services provided by Parent, Seller and their respective Affiliates, or by third parties under contract to Parent, Seller or such Affiliates, and Buyer desires to obtain the use of these services for the purpose of enabling them to manage an orderly transition in their operation of the Business;
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	TERM AND PROVISION OF SERVICES
1.1    Unless otherwise terminated pursuant to Section 9, the term of this Agreement will be for the Transition Period. Subject to Section 9, each Service will be provided for the period of time following the Closing that is indicated on the Schedules for such Service and each Omitted Service or Migration Service, if any, will be provided for the period of time as specified in a written agreement mutually agreed upon by the Parties setting forth the terms of such Omitted Service or Migration Service (any such period of time with respect to a Service, an Omitted Service or a Migration Service, including any extension period agreed to by the Parties pursuant to Section 1.7, a “Term”); provided that in no event will any Term extend beyond the End Date.
1.2    During the Transition Period, but subject to Section 9, the applicable Term and the provisions set forth in this Agreement, Service Provider will provide to Service Recipient (or cause to be provided by its Affiliates or third parties to Service Recipient) each Service set forth on Schedule I hereto. Service Provider will assign sufficient resources and qualified personnel as are reasonably required to perform the Services in accordance with the standards set forth in this Agreement, provided that Service Provider shall not be obligated to (i) hire any additional employees, (ii) maintain the employment of any one or more specific employees, or (iii) purchase, lease or license any additional equipment, software (including additional seats or instances under existing software license agreements) or other resources. Notwithstanding the preceding sentence, and except for any employees of Service Provider retained by Service Recipient or its Affiliates, Service Provider will use commercially reasonable efforts to maintain sufficient resources to provide information technology-related Services under this Agreement with the same quality and standard of care as historically provided.
1.3    Except as otherwise expressly provided in this Agreement or the Schedules, each Service will be provided to Service Recipient in substantially the same manner and at substantially the same level of quality as such Service was provided, or caused to be provided, by Service Provider or any of its Affiliates to the Business, during the twelve-month period ending on the Closing Date, if applicable; provided that for the purposes of determining the manner and quality of any Service during the twelve-month period prior to Closing, appropriate modifications in manner of delivery may be made for security, confidentiality and data integrity, or other modifications in the process for providing Services reasonably resulting from or necessitated by the separation of Service Recipient's business pursuant to the Transactions, so long as such modifications would not reasonably be expected to adversely affect the manner or quality of the Services delivered hereunder in any material respect.
1.4    Service Provider and Service Recipient will, and will cause their respective Affiliates to, comply with (i) Applicable Laws, including applicable privacy and data security laws, in the provision or receipt of Services, and (ii) all reasonable information security policies and procedures of the other Party in connection with their access to the others information technology systems in connection with the provision, receipt and use of Services. Service Provider and Service Recipient shall have no obligation (pursuant to this Agreement, as part of or in connection with the Services, as a result of storing or maintaining any data or otherwise) to prepare or deliver any notification or report to any Governmental Authority or other Person on behalf of, in the case of Service Provider, Service Recipient or any of its Affiliates and in the case of Service Recipient, Service Provider or any of its Affiliates.
1.5    If any services that were previously provided, or caused to be provided, by Service Provider to the Business during the twelve-month period ending on the Closing Date and are reasonably necessary for the continued operation of the Business, have been inadvertently omitted from Schedule I hereto (“Omitted Services”), and such services cannot reasonably and promptly be provided or sourced from a third party by Service Recipient, then at the request of Service Recipient, Service Provider will use commercially reasonable efforts to provide such services, or cause such services to be provided, as promptly as reasonably practicable, subject to mutual written agreement by Service Provider and Service Recipient with respect to the terms applicable to the provision thereof, which terms the parties will negotiate in good faith. Any Omitted Service that is provided or caused to be provided by Service Provider pursuant to this Section 1.5 will be a “Transition Service,” for purposes of this Agreement.
1.6    Service Provider may use third parties to provide some or all of the Services; provided, that (a) Service Provider uses the same degree of care in selecting any such third party as it would if such third party was being retained to provide similar services to Service Provider, (b) Service Provider will in all cases remain primarily responsible for all of its obligations under this Agreement and (c) to the extent that a Service was historically provided directly by Service

Provider, Service Provider must obtain Service Recipient’s prior written consent to the use of a third party to provide for such Service, and such consent will not be unreasonably withheld, delayed or conditioned. Service Provider will retain responsibility for the provision of any Services regardless of which Person is performing such Services.
1.7    In the event that any Service is required beyond its Term, Service Recipient will provide Service Provider with a written notice of extension by the later of forty five (45) days prior to the expiration of the Term of such Service and the date that is five (5) days after the date hereof. Such notice will indicate the period during which Service Recipient wishes to receive such Service after the date of expiration of the Term for such Service; provided that such period will not (i) extend beyond September 30, 2016 with respect to Services set forth in Schedule I Parts A, C, D, E, and F or (ii) extend beyond the End Date with respect to Services set forth in Schedule I Part B. Subject to obtaining any necessary third-party consents (including with respect to any consent necessary to extend the term of an applicable third-party contract), Service Provider will provide, or cause to be provided, the Service to Service Recipient for such period at a price equal to the Service Fees payable by Service Recipient to Service Provider for such Service. Service Recipient will reimburse Service Provider for any incremental fees charged by third-party service providers in connection with extending the Service, prorated for the Term of the Service to the extent such extension was not obtained solely for the benefit of Service Recipient. In addition, Service Recipient agrees that if Service Provider is required to extend the term of any third-party contract in order to continue to provide any Service after the Term, then (i) Service Recipient shall be required to pay Service Provider the amount of any renewal fees or purchase commitments applicable to the relevant Service for the full renewal period specified in the applicable third-party contract, regardless of whether the Term or Service Provider’s provision of the relevant Service ends prior to the end of the relevant renewal period, and (ii) Service Provider will not be required to provide any such Service to the extent it is unable to renew any applicable third-party contract (but Service Provider shall use its commercially reasonable efforts to renew such contract). Upon the reasonable request of Service Provider, the parties will discuss the steps that have been taken to transition off of the Services within the original Term for each Service set forth in this Agreement.
1.8    After the date hereof, to the extent the provision of a Service violates Applicable Law, Service Provider will provide, and the Parties will work together in connection with Service Provider’s provision of, such Services through a commercially reasonable alternative arrangement that does not violate Applicable Law.
1.9    At the written request of Service Provider, Service Recipient will provide Reverse Services to Service Provider or its Affiliates in a manner consistent with the terms and conditions applicable to Services under this Agreement, mutatis mutandis; provided, that only employees of Service Provider or its Affiliates as of the date hereof who are retained by Service Recipient or its Affiliates after the date hereof will provide Reverse Services, and only to the extent such Services are consistent with their prior role as an employee of Service Provider or its Affiliates. For the avoidance of doubt, the provision of any Reverse Services by Service Recipient to Service Provider is subject to the applicable Term, and in no event will any Term extend beyond the End Date. The Reverse Services currently identified, and the specific term and fees for such

Reverse Services (without limiting the applicability of other provisions applicable to the term and fees and costs that apply, mutatis mutandis, to the provision of Reverse Services), are set forth on Schedule II hereto.
1.10    The parties acknowledge and agree that, to the extent that the Services or the Reverse Services, respectively, consist of legal advice to Service Recipient (with respect to the Services) or to Service Provider (with respect to the Reverse Services), the attorney-client privilege and the expectation of client confidence with respect thereto shall belong exclusively to Service Recipient (with respect to the Services) or to Service Provider (with respect to the Reverse Services), and shall not pass to the other party, and the attorney-client privilege (or any waiver thereof) shall be exclusively controlled by Service Recipient (with respect to the Services) or to Service Provider (with respect to the Reverse Services). In furtherance of the foregoing (but, for the avoidance of doubt, without limitation of Section 9.15 of the PSA), the parties agree that Service Recipient (with respect to the Reverse Services that constitute legal advice) and Service Provider (with respect to the Services that constitute legal advice) (i) shall not claim or purport to waive the attorney-client privilege with respect to such legal advice (including in any dispute between Service Provider and Service Recipient), (ii) shall maintain the confidentiality of such legal advice; provided that the parties may disclose any such legal advice to the extent required, in the opinion of legal counsel, by Applicable Law, including any such requirement (x) in connection with any Proceeding or (y) pursuant to any request from a Governmental Authority; provided, further, however, that, in the event that any such disclosure shall be so required, Service Provider or Service Recipient, as applicable, shall notify the other of such requirement or request and afford the other the reasonable opportunity to assert the attorney-client privilege and/or seek a protective order with respect to such legal advice to prevent such disclosure, and the notifying party shall cooperate with the other in connection therewith, and (iii) shall, promptly upon becoming aware that it remains in possession of any privileged documents in respect of such legal advice, notify the other thereof and cause such privileged documents to be removed from its possession and transferred to the other without retaining copies of any such privileged documents. Service Provider and Service Recipient acknowledge and agree that any failure to cause any such privileged documents to be removed from its possession and transferred to the other shall not constitute a waiver of or otherwise prejudice any claim of attorney-client privilege.

2.	PRICING, BILLING AND PAYMENT
2.1    Except as expressly set forth in this Agreement (including the Schedules hereto), the Service Recipient shall pay the Service Provider a quarterly fee for the Services (including Migration Services) as set forth on Schedule I for such Services (collectively, the “Service Fees”), and in addition, Service Recipient will pay Service Provider all reasonable third-party costs and fees (to the extent such costs and fees are not expressly included in the Service Fees in the applicable schedule) and incidental out-of-pocket costs and expenses reasonably incurred by Service Provider and its Affiliates in providing the Services, including air fare (coach class), lodging, meals, mileage, parking and ground transportation, in each case in accordance with Service Provider’s standard policies with respect to such incidental out-of-pocket costs and expenses and for which reasonably detailed supporting documentation has been provided (such costs, fees and expenses “Reimbursable Costs”). Notwithstanding the foregoing, the incremental cost to obtain any Required Licenses (defined below) shall be borne by the Service Provider (excluding, for clarity, the underlying fees and Reimbursable Costs in connection with such Services, which shall be borne by Service Recipient as provided for herein). Service Provider shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker’s compensation, and the withholding and payment of applicable Taxes relating to employees of Service Provider. Unless otherwise provided in the particular Schedule I with respect to a Service, the Service Fees for any partial quarter of the Term for such Service will be prorated based on the number of days that the Service was actually provided or made available during such quarter. For clarity, to the extent that Service Recipient has historically been billed directly in connection with any third party costs related to such Services, Service Recipient shall continue to be so billed and shall continue to bear such costs.
2.2    In the event that any Service is terminated by Service Recipient in accordance with Section 9.3, the Service Fees will automatically be adjusted downward (by the associated fee for such Service set forth on the respective Schedule from and after the first day of the quarter following termination of such Service), subject to Section 9.3.
2.3    Not later than fifteen (15) days after the last day of each quarter, Service Provider will provide to Service Recipient an itemized invoice for the preceding quarter’s Service Fees and Reimbursable Costs. The undisputed amount stated in such invoice will be paid by Service Recipient in full within thirty (30) days of receipt of the invoice through payment by wire transfer of immediately available funds to an account designated by Service Provider. Service Recipient may object to any amounts invoiced hereunder at any time by providing written notice in reasonable detail of such objection within thirty (30) days of receipt of the applicable invoice. If Service Recipient objects in good faith to any amounts being due, Service Recipient will not be required to pay such disputed amounts unless and until the dispute is resolved. Upon the resolution of such dispute, the Parties agree to pay or reimburse any amounts due to the other Party within thirty (30) days of the resolution of the dispute.
2.4    Service Recipient will have the right to audit the amount of such Service Fees and Reimbursable Costs, which audit will be conducted by an independent third party designated by Service Recipient and reasonably acceptable to Service Provider. If any such audit reveals any overpayment by Service Recipient, Service Provider will refund the amount of such overpayment to Service Recipient within thirty (30) days of Service Provider’s receipt of notice of such overpayment, unless Service Provider objects in good faith to such determination (in which case Section 11.3 shall apply). If overpayment is more than 10% of the aggregate Service Fees paid by Service Recipient, Service Provider will reimburse Service Recipient for all costs reasonably incurred by Service Recipient in performing the audit uncovering such overpayment.
2.5    All payments due to Service Provider pursuant to the terms of this Agreement will be exclusive of any sales or use tax, which will be payable by Service Recipient. Late payments to Service Provider shall bear interest at the lesser of 8% per annum or the maximum rate allowed by law.

2.6    Without limiting Service Provider’s obligations with respect to payment of incremental costs of obtaining Required Licenses under Section 2.1, Service Provider will use commercially reasonable efforts to obtain any consents or licenses required in connection with the provision of, or in order for Service Provider to provide, the Services hereunder (collectively, the “Required Licenses”). Service Recipient hereby agrees to provide reasonable cooperation in obtaining all Required Licenses. If Service Provider is unable to secure a Required License using its commercially reasonable efforts, then, Service Provider will provide, and the Parties will work together in connection with Service Provider’s provision of, such Services through a commercially reasonable alternative arrangement with respect thereto.
2.7    With respect to any Service Fees that accrue or are incurred by Service Provider or its Affiliates during the Transition Period but that are not billed by Service Provider in a quarterly invoice, or of which Service Provider does not become aware until after the Transition Period, Service Provider will set forth such fees in an invoice or invoices submitted to Service Recipient following the end of the Transition Period (each, a “Post-Term Invoice”), provided such invoice is submitted no later than forty-five (45) days following the end of the Transition Period. Service Recipient will remit payment under any such Post-Term Invoice to Service Provider within thirty (30) days after its receipt of such invoice.

3.	ACCESS
The Service Provider and Service Recipient will, and will cause their respective Affiliates to, provide to each other and their respective representatives and vendors reasonable access (during normal business hours, subject to the reasonable policies and procedures of the Party providing access, upon reasonable notice and supervised by the appropriate personnel of the Parties and conducted in a manner that does not unreasonably interfere with the operations of Service Provider, Service Recipient or their respective Affiliates (as applicable) or as otherwise agreed by the Parties) to the information, personnel, and systems necessary for the efficient and accurate administration of each of the Services and to avoid the duplication of any expenses or benefits thereunder; provided that all such information will be shared subject to the confidentiality obligations set forth in the PSA, and any Party or third-party vendor receiving such information will agree to be bound by such obligations prior to the provision of any such information. For the avoidance of doubt, Service Provider will, and will cause their respective Affiliates, to provide Service Recipient with reasonable access to Parent’s systems and personnel during the term of this Agreement to perform Sarbanes-Oxley testing, subject to the security, confidentiality and data integrity policies and procedures of Service Provider. All Services provided will be based upon timely, accurate and complete information from Service Recipient, and Service Provider will be released from its obligations to provide or cause to be provided timely, accurate and complete Services to the extent Service Recipient fails to provide timely, accurate and complete information to Service Provider reasonably necessary for the provision of such Services.

4.	TRANSITION
4.1    The Parties acknowledge and agree that the Services to be provided hereunder are transitional in nature and are intended to provide Service Recipient with reasonable time to develop the internal resources and capacities (or to arrange for third-party providers) to provide such Services as promptly as reasonably practicable. Within thirty (30) days after the Closing Date, the Parties will consult for the purpose of agreeing upon a plan for the Migration of all Services (the Parties acknowledging that such plan may be completed in whole or in part prior to the Closing under or in connection with the PSA). Service Recipient will have the primary responsibility for planning and carrying out the Migration of Services prior to the expiration of the Transition Period. Subject to Section 4.2 and the other terms of this Agreement, Service Provider will provide reasonable cooperation and assistance as reasonably requested to support the Service Recipient’s Migration efforts, at fees determined in accordance with Section 2.1.
4.2    To the extent that Service Recipient reasonably requires services from Service Provider relating to Migration (“Migration Services”), such Migration Services will be provided, or caused to be provided, by Service Provider in the same manner as a Transition Service and at a cost set forth on the Schedules.
4.3    It is the intent of the Parties that Service Recipient will be able to perform for itself the Services following the discontinuance of such Services by Service Provider. In furtherance of the foregoing, Service Recipient shall use commercially reasonably efforts to transition and migrate from the Services as promptly as reasonably practicable and, as part of the Migration Services, Service Provider agrees to reasonably cooperate with and assist Service Recipient, at no additional cost, with training of its personnel, including making its personnel and facilities reasonably available to train an agreed number of Service Recipient’s personnel in connection with the Migration to permit Service Recipient to provide the Services for itself after the Transition Period. In addition, at the specific request of Service Recipient therefor, Service Provider will provide Service Recipient an electronic copy of all formal policies and procedures used by Service Provider to provide the Services hereunder, including such documentation relating to accounting and human resources.

5.	LIMITATION OF LIABILITY
5.1    TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW: NEITHER PARTY WILL BE LIABLE TO THE OTHER FOR ANY INCIDENTAL, EXEMPLARY, PUNITIVE, SPECULATIVE OR REMOTE DAMAGES HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, ARISING FROM THE PERFORMANCE OF, OR RELATING TO, THIS AGREEMENT REGARDLESS OF WHETHER SUCH PARTY HAS BEEN NOTIFIED OF THE POSSIBILITY OF, OR THE FORESEEABILITY OF, SUCH DAMAGES. FOR GREATER CERTAINTY, THE FOREGOING WAIVER WILL NOT AFFECT IN ANY MANNER, SERVICE RECIPIENT’S RIGHTS AND REMEDIES IN RESPECT OF SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR LOST PROFITS. EXCEPT TO THE EXTENT RESULTING FROM SERVICE PROVIDER'S WILLFUL MISCONDUCT, IN NO EVENT SHALL SERVICE PROVIDER'S LIABILITY IN THE AGGREGATE FOR DAMAGES HEREUNDER EXCEED $25,000,000.

6.	DISCLAIMER OF WARRANTY
WITHOUT AFFECTING SERVICE PROVIDER’S COVENANTS AND AGREEMENTS HEREUNDER, EXCEPT AS SET FORTH IN THE PSA, THE SERVICE PROVIDER DOES NOT MAKE ANY OTHER WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, AND SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES, WHETHER OF MERCHANTABILITY, SUITABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR OTHERWISE FOR SUCH SERVICES. ANY REPRESENTATION OR WARRANTY IN RESPECT OF ANY SUCH SERVICE WILL BE INCLUDED IN THE WRITTEN AGREEMENT SETTING FORTH THE TERMS OF SUCH SERVICE.

7.	FORCE MAJEURE
7.1    Service Provider will not be responsible for failure or delay in delivery of any Service that it has responsibility for providing hereunder, if caused by an act of God or public enemy, war, terrorism, government acts, regulations or orders, fire, earthquake, flood, embargo, quarantine, epidemic, labor stoppages or other disruptions, accident, unusually severe weather, failure or default of public utilities or common carriers, destruction of facilities or systems or other similar cause beyond the control of Service Provider. Service Provider will, promptly after knowledge of the beginning of any excusable delay, notify Service Recipient of such delay, the reason therefor, and the estimated probable duration and consequence thereof.
7.2    In the event that Service Provider is excused from supplying a Service pursuant to Section 7.1, Service Recipient will be free to acquire replacement services from a third-party at Service Recipient’s expense, and without liability to Service Provider, for the period and to the extent reasonably necessitated by such non-performance.

8.	INSURANCE
Service Provider will maintain its existing or substantially similar insurance policies relating to bodily injury liability, property damage liability, worker’s compensation insurance, employer’s liability insurance, automobile liability insurance, and other such applicable insurance policies throughout the term of this Agreement. Upon the request of Service Recipient, Service Provider will furnish evidence of such coverage.

9.	TERMINATION
9.1    This is a master agreement and will be construed as a separate and independent agreement for each and every Service provided under this Agreement. Except as set forth in this Section 9, any termination of this Agreement with respect to any Service will not terminate this Agreement with respect to any other Service then being provided pursuant to this Agreement.
9.2    Upon thirty (30) days’ written notice, Service Provider may terminate this Agreement with respect to any or all Services it provides hereunder or, at its option, suspend performance of its obligations with respect thereto, in either case in the event of the failure of

Service Recipient to pay any invoice within thirty (30) days of the receipt of such invoice or upon any other material breach by Service Recipient of this Agreement with respect to any Service, unless, with respect to failure to pay an invoice, Service Recipient is disputing the invoice in good faith or Service Recipient will have paid the invoice or cured such breach within the thirty (30) day notice period.
9.3    At any time and from time to time during the Term, upon no less than thirty (30) days’ written notice to Service Provider, Service Recipient may terminate any or all of the Services, whether by individual Service or as a whole Schedule I, without penalty or premium (the Parties acknowledge and agree that the actual termination of certain Services pursuant to this Section 9.3 may occur after the transition of the underlying functions performed as part of such Services if additional support is required by the Service Recipient to ensure a fully successful transition of the given Services); provided that upon prior written notice to Service Recipient from Service Provider in advance of such termination, (i) Service Recipient shall pay to Service Provider any third-party costs incurred by Service Provider to the extent such third-party costs are incurred in connection with such early termination or are incurred with respect to third-party contracts or services that cannot be terminated early, and (ii) to the extent any other Services are dependent on the provision of such terminated Service, then Service Provider shall promptly notify Service Recipient thereof, and Service Provider shall not have an obligation hereunder to provide such other Service following such termination (unless Service Recipient within fifteen (15) days of such notice from Service Provider notifies Service Provider that the Service designated by Service Recipient for early termination shall not be terminated). Upon receipt by Service Provider of a notice terminating a Service on Schedule I, this Agreement will be deemed amended as necessary to remove such Service or Schedule I and the Service Fees applicable thereto as of the termination date (which is at least thirty (30) days after the date of the notice) set forth in the applicable termination notice. For the avoidance of doubt, neither (a) termination of a particular Schedule I hereunder nor (b) termination of any portion of any Services provided under a Schedule I, but not the other parts of the Schedule I, will be a termination of this Agreement.
9.4    Service Recipient may terminate this Agreement:
(a)    effective immediately upon delivery of written notice to Service Provider if any Service Provider makes an assignment for the benefit of creditors, or becomes bankrupt or insolvent, or is petitioned into bankruptcy, or takes advantage of any state, federal or foreign bankruptcy or insolvency act, or if a receiver or receiver/manager is appointed for all or any substantial part of its property and business and such receiver or receiver/manager is not discharged within thirty (30) days of the occurrence thereof;
(b)    effective immediately upon delivery of written notice to Service Provider, if any Service Provider (including any third-party vendor thereof) materially breaches this Agreement and such breach is not remedied to Service Recipient’s reasonable satisfaction within thirty (30) days after Service Provider’s receipt of written notice from Service Recipient informing Service Provider of such breach; or

(c)    effective immediately upon delivery of written notice to Service Provider, if any Service Provider refuses to perform any Services as required hereunder, and Service Provider fails to cure such refusal within ten (10) Business Days after Service Provider’s receipt of written notice from Service Recipient specifying such refusal or repudiation.
9.5    This Agreement may be terminated in whole or in part by mutual written agreement of the Parties.
9.6    Effect of Termination. Upon termination of this Agreement, the Service Provider shall have no further obligation to provide any Services hereunder, and all obligations of both Parties shall cease, except for (a) provisions expressly stated herein to survive and (b) obligations related to any damages claims for any pre-termination breach.
9.7    Following the termination of this Agreement or any Service(s), all Service Providers and all Service Recipients will reasonably cooperate with the other Parties as reasonably necessary to avoid disruption of the ordinary course of the other’s business.

10.	RELATIONSHIP OF PARTIES
In providing the Services, Service Provider is acting as and will be considered an independent contractor. This Agreement is not intended to create and will not be construed as creating between Service Provider and Service Recipient any relationship other than as an independent contractor and purchaser of contract services, it being specifically acknowledged that there is no relationship between the Parties of affiliate, principal and agent, joint venture, partnership or similar relationship, or any other relationship, that imposes or implies any fiduciary duty, including any duty of care or duty of loyalty. All Service Provider’s (or such third-party vendor’s) personnel providing Services under this Agreement are and will be deemed to be employees or representatives solely of the applicable Service Provider (or third-party vendor) for purposes of all compensation and employee benefits and not to be employees or representatives of any Service Recipient. Except as expressly set forth herein, no Party has the authority to, and each Party agrees that it will not, directly or indirectly contract any obligations of any kind in the name of or chargeable against the other Party without such other Party’s prior written consent.

11.	PROJECT MANAGERS
11.1    Service Provider and Service Recipient will each assign one person to act as that Party’s project manager (the “Project Manager”) for each category of Services set forth on Schedule I (and other categories, as may be agreed by the Parties). The Parties will cause their respective Project Managers to (a) represent and act for their respective Party for matters related to the applicable Service, and (b) meet and/or confer on a regular basis (at mutually agreed times and locations) to review the activities under this Agreement and to discuss the status and progress of such activities.

11.2    Service Provider and Service Recipient will promptly notify the other Party of any reassignments or change in contact information of the Project Manager or other key personnel identified in Schedule I hereto.
11.3    The Parties agree to use good faith efforts to resolve any controversy or claim arising out of this Agreement, the interpretation of any of the provisions hereof, or the actions of the Parties hereunder. In the event of a breach of this Agreement, or a dispute as to the meaning of this Agreement or any of its terms which the Parties cannot resolve by themselves amicably, the following provisions will apply:
(a)    Any issue, dispute or controversy arising pursuant to this Agreement (a “Dispute”) will be settled in the following manner. Upon written request of either Party, the representatives of the Parties will promptly confer and exert their commercially reasonable efforts without the necessity of any formal proceeding related thereto to reach a reasonable and equitable resolution of such Dispute. If such representatives are unable to resolve such Dispute within 15 calendar days, the Dispute will be referred to the responsible senior management of each Party for resolution. Neither Party will seek any other means of resolving any Dispute arising in connection with this Agreement until both Parties’ responsible senior management have had at least 15 calendar days to resolve the Dispute following its referral to them. All reasonable requests for information made by one Party to the other in connection with a Dispute will be honored. All negotiations pursuant to this Section 11 are confidential and will be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.
(b)    If the Dispute cannot be resolved by senior management, as outlined in Section 11.3(a), either Party may bring a suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement in accordance with Section 18 with respect to governing law and jurisdiction.
(c)    All deadlines specified in this Section 11 may be extended by mutual agreement.
(d)    The procedures specified in this section will be the sole and exclusive procedures for the resolution of disputes between the Parties arising out of or relating to this Agreement. Despite such action, the Parties will continue to participate in good faith in the procedures specified in this Section 11. All applicable statutes of limitation will be tolled while the procedures specified in this Section 11 are pending. The Parties will take such action, if any, required to effectuate such tolling.
(e)    Except as otherwise expressly set forth herein, the existence of any Dispute or controversy under this Agreement or the pendency of the dispute settlement or resolution procedures set forth herein will not in and of themselves relieve or excuse a Party from its ongoing duties and obligations under this Agreement.
(f)    Nothing in this Section 11 precludes, or will be construed to preclude, the resort by a Party to a court of competent jurisdiction solely for the purposes of securing an injunction (or other equitable relief) as incorporated by reference in Section 18 or otherwise.

12.	RECORDS
12.1    Each Party agrees to retain originals or copies of all books, records, files, databases or computer software or hardware (including current and archived copies of computer files) (the “Materials”) with respect to matters relating to the Services provided to Service Recipient hereunder in accordance with its record retention policies as in effect from time to time. As promptly as practicable following the expiration of the applicable duration (or earlier termination) of each Service, Service Provider will use commercially reasonable efforts to furnish to Service Recipient, and assist in the transition of, the Materials belonging to Service Recipient and relating to such Service (or copies thereof) that are reasonably requested by Service Recipient, at Service Recipient's expense.
12.2    The Service Recipient Data will be and will remain the property of Service Recipient and, to the extent reasonably practicable, Service Provider will use commercially reasonable efforts to promptly provide such data to Service Recipient upon Service Recipient’s request and at Service Recipient's expense. The Service Provider will use Service Recipient Data solely to provide the Services to Service Recipient as set forth herein and for no other purpose whatsoever.
12.3    Notwithstanding anything herein to the contrary, Service Provider may retain copies of the Materials and Service Recipient Data in accordance with policies and procedures implemented by Service Provider in order to comply with applicable law, regulation, professional standards or reasonable business practice, including document retention policies as in effect from time to time.

13.	INTELLECTUAL PROPERTY
Unless otherwise specifically provided herein, this Agreement will not transfer ownership of any Intellectual Property rights from either Party to the other Party or to any third party.

14.	ASSIGNMENT AND DELEGATION
This Agreement and all of the provisions hereof will be binding upon and will inure to the benefit of the Parties hereto and their respective successors (including any successor of Parent in connection with the transactions contemplated by the Parent Merger Agreement) and permitted assigns. Except as set forth in Section 1.6, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned or delegated, directly or indirectly, in whole or in part, including by operation of law, by any party hereto without the prior written consent of the other Parties hereto; provided, however, that (a) either Party may assign this Agreement to any of its Affiliates without the consent of the other Party or delegate its rights or obligations hereunder, in whole or in part, to any of its Affiliates and (b) Parent may assign this Agreement by operation of law as a result of the consummation of the Parent merger transaction contemplated by the Parent Merger Agreement; provided, that such Party shall remain liable for its obligations hereunder. Except as specified in this Agreement, no provision of this Agreement is intended or will be construed to confer upon any Person other than the parties and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof.

15.	DEFINITIONS; INTERPRETATION
15.1    Definitions. The following terms will have the respective meanings set out below and grammatical variations of such terms will have corresponding meanings:
“End Date” means June 30, 2017, which may be extended by two (2) months upon the mutual written agreement of the Parties.
“Migration” means the transition or migration from the provision of a particular Service by Service Provider to Service Recipient under this Agreement to performance of such Service by Service Recipient or a third-party designated by Service Recipient.
“Parent Merger Date” shall mean the date to be specified in a written notice delivered by Seller to Buyer stating that the conditions to the obligations of the parties to the Parent Merger Agreement to consummate the Mergers (as defined in the Parent Merger Agreement) have been or are expected to be satisfied or waived by such parties, and that the Effective Time (as defined in the Parent Merger Agreement) is expected to occur at the date so specified in such notice, such date to be no fewer than five Business Days after the date of such notice.
“Party” means either Buyer, Parent or Seller, as the context requires, and “Parties” means Buyer, Parent, the Company and Seller, as the context requires.
“Reverse Services” means the services provided to Service Provider or its Affiliates (excluding the Company) solely through and by employees of Service Provider or its Affiliates as of the date hereof that have been retained by Service Recipient or its Affiliates after the date hereof; provided that in no event will the Term of any Reverse Services extend beyond the End Date.
“Service Provider” means Parent, Seller and any of their Affiliates providing Transition Services hereunder.
“Service Recipient” means the Company, Buyer and any of its Affiliates receiving Transition Services hereunder.
“Service Recipient Data” means all the data owned and provided solely by Service Recipient or created by Service Provider solely on behalf of Service Recipient that is used by Service Provider solely in relation to the provision of the Services hereunder, including employee information, customer information, product details and pricing information.
“Transition Period” means the period from the Closing Date until all of the Terms for the Services have expired or otherwise terminated in accordance with Section 9, and no further Services are being provided in connection with the Migration; provided that in no event will the Transition Period extend beyond the End Date.

“Transition Service” or “Service” means each service specified in Schedule I hereto, including Reverse Services.
15.2    Interpretation. When a reference is made in this Agreement to Articles, Sections, Schedules or Exhibits, such reference shall be to an Article of, Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. Words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Unless the context requires otherwise, references to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require. All capitalized terms defined in this Agreement shall be equally applicable to the singular and plural forms thereof. All references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. All references to “dollars” or “$” shall be to U.S. dollars. The parties hereto have participated collectively in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by all parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. References to any Person include the successors and permitted assigns of that Person.

16.	NOTICES
The procedures specified in Section 10.6 (Notices) of the PSA will apply with respect to all notices, requests, claims, demands and other communications under this Agreement.

17.	SURVIVAL
The Parties’ rights and obligations under Sections 2 (Pricing, Billing and Payment), 5 (Limitation of Liability), 6 (Disclaimer of Warranty), and 11 (Project Managers), 12 (Records), 13 (Intellectual Property), 14 (Assignment and Delegation), 16 (Notices), 17 (Survival) and 18 (General Provisions) will survive expiration or termination of this Agreement.

18.	GENERAL PROVISIONS
Sections 9.4 (Entire Agreement), 9.7 (Severability), 9.10 (Specific Performance), 9.11 (Counterparts), 9.12 (Governing Law) 9.13 (Consent to Jurisdiction) and 9.14 (Waiver of Jury Trial) of the PSA will apply to this Agreement.
[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first above written.
AMERICAN CAPITAL ASSET MANAGEMENT, LLC

By:	/s/ Samuel Flax Name: Samuel Flax Title: Executive Vice President and Secretary

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC

By:	/s/ Peter Federico Name: Peter Federico Title: Senior Vice President and Chief Risk Officer

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel Flax Name: Samuel Flax Title: Executive Vice President, General Counsel and Secretary

[SIGNATURE PAGE TO TRANSITION SERVICES AGREEMENT]

AMERICAN CAPITAL AGENCY CORP.

By: /s/ Peter Federico
Name: Peter J. Federico
Title: Senior Vice President and Chief Risk Officer

[SIGNATURE PAGE TO TRANSITION SERVICES AGREEMENT]

[EXHIBITS REDACTED]